Filed Pursuant to Rule 424(b)(3)

Registration No. 333-274914

PROSPECTUS SUPPLEMENT NO. 3

(To Prospectus Dated October 20, 2023)

ACLARION, INC.

12,000,000 Pre-Split Shares of Common Stock

750,000 Post Split Shares of Common Stock

This prospectus supplement No. 3 updates, amends and supplements the prospectus dated October 20, 2023 (the “Prospectus”), relating to the offering and resale by White Lion Capital LLC (“White Lion” or the “Selling Securityholder”) of up to 12,000,000 shares (prior to the reverse stock split described below) of our common stock, par value $0.00001 per share, which includes 187,500 shares (pre-split) of our common stock issued to the Selling Securityholder as commitment shares (the “Commitment Shares”).

The shares of common stock being offered by the Selling Securityholder have been or may be issued and sold to the Selling Securityholder pursuant to the purchase agreement (the “Purchase Agreement”) effective as of October 9, 2023, that we entered into with White Lion. See “The White Lion Transaction” in the Prospectus for a description of the Purchase Agreement and “Selling Securityholder” for additional information regarding White Lion.

This prospectus supplement incorporates into our prospectus the information contained in our Current Report on Form 8-K filed with the SEC on January 4, 2024, which is attached.

As described in the attached Current Report on Form 8-K, on January 3, 2024 we filed a Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware to effect a reverse stock split of the Company’s common stock at a ratio of one-for-sixteen.

The Certificate of Amendment provides that the reverse stock split became effective as of 5:00 P.M. Eastern Time on January 3, 2024, at which time every sixteen (16) shares of the Company’s issued and outstanding common stock were automatically combined into one (1) issued and outstanding share of common stock, without any change in the par value per share. The Certificate of Amendment provides that in the event a stockholder would otherwise be entitled to receive a fraction of a share of common stock, such stockholder shall receive one whole share of common stock in lieu of such fractional share and no fractional shares shall be issued.

Trading of the Company’s common stock on Nasdaq on a split-adjusted basis commenced at market open on January 4, 2024. The new CUSIP number for the common stock following the reverse stock split is 655187201.

As a result of the reverse stock split, the Company’s issued and outstanding shares of common stock were decreased from approximately 13.4 million pre-split shares to approximately 840,000 post-split shares. The reverse stock split did not change the number of authorized shares of the Company's common stock, which remains at 200 million shares.

The registration statement relating to the Purchase Agreement with White Lion originally registered 12,000,000 pre-split shares of common stock. Prior to the reverse stock split, the Company had issued an aggregate of 4,762,500 common shares pursuant to the Purchase Agreement, so that 7,237,500 pre-split common shares remained available for issuance under the registration statement.

After adjusting for the reverse stock split, the Company now has 452,344 post-split common shares remaining available for issuance under the registration statement in connection with the Purchase Agreement with White Lion.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

You should carefully consider matters discussed under the caption “Risk Factors” beginning on page 18 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 4, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 4, 2024 (January 3, 2024)

Aclarion, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-41358	47-3324725
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

8181 Arista Place, Suite 100
Broomfield, Colorado	80021
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (833) 275-2266

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Trading
Title of each class	Symbol(s)	Name of each exchange on which registered
Common Stock	ACON	Nasdaq Stock Market
Common Stock Warrants	ACONW	Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03	Material Modifications to Rights of Security Holders.

To the extent required by Item 3.03 of Form 8-K, the information contained in Item 5.03 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On January 3, 2024, Aclarion, Inc. (the “Company”) filed a Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware to effect a reverse stock split of the Company’s common stock at a ratio of one-for-sixteen.

The Certificate of Amendment provides that the reverse stock split became effective as of 5:00 P.M. Eastern Time on January 3, 2024 (the “Effective Time”), at which time every sixteen (16) shares of the Company’s issued and outstanding common stock were automatically combined into one (1) issued and outstanding share of common stock, without any change in the par value per share. The Certificate of Amendment provides that in the event a stockholder would otherwise be entitled to receive a fraction of a share of common stock, such stockholder shall receive one whole share of common stock in lieu of such fractional share and no fractional shares shall be issued.

Trading of the Company’s common stock on Nasdaq on a split-adjusted basis commenced at market open on January 4, 2024. The new CUSIP number for the common stock following the reverse stock split is 655187201.

As a result of the reverse stock split, the Company’s issued and outstanding shares of common stock were decreased from approximately 13.4 million pre-split shares to approximately 840,000 post-split shares. The reverse stock split did not change the number of authorized shares of the Company's common stock, which remains at 200 million shares.

The reverse stock split will apply to the Company’s outstanding warrants, stock options and restricted stock units. The number of shares of common stock into which these outstanding securities are convertible or exercisable will be adjusted proportionately as a result of the reverse stock split. The exercise prices of any outstanding warrants or stock options will also be proportionately adjusted in accordance with the terms of those securities and the Company’s equity incentive plans.

As previously announced, in February and March 2023, the Company’s board and stockholders approved a reverse stock split proposal at a ratio in the range of one-for-five to one-for-fifty, with the final ratio to be determined by the Company’s board in its discretion without further approval from the Company’s stockholders. In January 2024, the Company’s board subsequently approved the final reverse stock split ratio of one-for-sixteen.

A copy of the Certificate of Amendment is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits
	Exhibit Number	Description

	3.1	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company dated January 3, 2024

	104	Cover Page Interactive Data File - the cover page iXBRL tags are embedded within the Inline XBRL document

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACLARION, INC.

January 4, 2024	By:	/s/ John Lorbiecki
Name: John Lorbiecki
Title: Chief Financial Officer

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